Exhibit 99.1

Beamr Issues Q1-2025 CEO Letter to Shareholders: Experiencing Rising Demand for Our Technology Across Key Verticals

In Q1 2025, Beamr expanded sales pipelines amid growing traction from large-scale prospects, engaged in major industry events, and continued innovation in cloud and product offerings

Herzliya, Israel, May 12, 2025 (GLOBE NEWSWIRE) -- Beamr Imaging Ltd. (NASDAQ: BMR), a leader in video optimization technology and solutions, today issued a Letter to Shareholders from Sharon Carmel, Chief Executive Officer.

Dear Shareholders:

I am pleased to share with you our Q1-2025 activities, progress, and other recent updates, including the expansion of our sales initiatives, supported by growing traction from large-scale prospective customers, participation in leading industry events where we engaged with hundreds of attendees, and continued advancement of our strategic partnerships.

Q1 2025 Highlights  - Capitalizing on Market Validation:

Scaling Our Sales Pipelines

Beamr’s value proposition continues to gain traction across verticals where video is central to business activity and its usage is growing rapidly. Our technology addresses critical challenges associated with large-scale video workflows, including storage, networking, and operational efficiency. These challenges are particularly acute in markets such as media and entertainment, user-generated content, and machine learning sectors, including internet-of-things and autonomous vehicles.

During Q1 2025 and into early Q2 2025, Beamr expanded its sales team by adding two U.S.-based sales managers to strengthen outreach and responsiveness in our key geographic market. The company’s executives and sales directors conducted more than 130 face-to-face meetings with existing and prospective customers, as well as strategic partners. A significant portion of these meetings took place at three premier industry events: ACM Mile-High-Video 2025, NVIDIA GTC 2025, and the NAB Show 2025. During these engagements, Beamr showcased its high-quality, high-performance, GPU-accelerated video solutions, enabling efficient AI-powered video enhancements.

In the coming months, we aim to build on the expanding sales pipeline and growing industry recognition. We anticipate significant revenue growth in 2025, driven by the momentum established in customer and prospect engagements and continued implementation of our go-to-market strategy.

Amazon Web Services - ISV Accelerate

In Q1 2025, Beamr joined the AWS ISV Accelerate program, a global co-sell initiative for Amazon Web Services (AWS) partners, offering key benefits to drive visibility and co-selling opportunities. As an Independent Software Vendor (ISV) in the program, Beamr demonstrates strong alignment with AWS’s go-to-market strategies and initiatives. Beamr had progressed from listing on AWS Marketplace to becoming an ISV Accelerate Member in just three months.

AI Video Webinar

In January 2025, Beamr hosted a webinar titled: “The Future of AI Video – From Infrastructure to Experience”. The webinar featured Richard Kerris, VP of Media and Entertainment at NVIDIA, Jeffrey Schick, VP Strategic Client Engagement Media and Entertainment at Oracle and myself.

Participating in Premier Industry Events

ACM Mile-High-Video 2025

In February 2025, I delivered a keynote speech at the ACM Mile-High-Video 2025 conference, held in Denver, Colorado, titled “Is the future of video processing destined for GPU.” The conference is a flagship video formats and streaming event that is geared towards practicing engineers in areas related to media compression and streaming.

NVIDIA GTC 2025

In March 2025, I presented a session showcasing how AI algorithms reshape video quality and usability and improve the efficiency of video workflows, at NVIDIA GTC in San Jose, California. The session attracted more than 430 attendees.

NVIDIA
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Autonomous Vehicle Training
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Beamr CEO Sharon Carmel presenting at NVIDIA GTC

NAB Show 2025

In April, 2025, Beamr participated in the NAB Show 2025 in Las Vegas, Nevada where we presented our solution for scalable, high-quality video content upgrade to the advanced AV1 codec. Our offering, paired with a simple, competitive pricing plan, addresses key adoption barriers to AV1, and received the NAB Show Product of the Year award. As part of the event, I delivered a presentation at the AWS theater and participated in a panel at the Oracle streaming summit.

NABSHOW PRODUCT of the YEAR 2025
NABSHOW PRODUCT of the YEAR 2025
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KOBI
LEIZEROVICH
BEAMR
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HANKS
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Beamr’s AV1 solution wins the NAB Show Product of the Year award

In February 2025, Beamr presented at the A.G.P.'s Virtual Technology Conference, and in March 2025 participated in the Loop Capital Markets 2025 Investor Conference. This month, we will participate in the Ladenburg Thalmann Technology Innovation Expo in New York and participate virtually in the Needham Technology, Media & Consumer 1x1 Conference.

In January 2025, I was interviewed for the Wall Street Resource Podcast (Listen to the full interview here), after an interview at Nasdaq as part of their Amplify Spotlight interview series in December 2024 (Watch the full interview here).

Developing the Beamr Cloud and Product Offering

In recent months, we enhanced our SaaS, Beamr Cloud, with new capabilities addressing evolving needs of customers and prospects, including:

●	Increasing subjective and objective video quality.

●	A competitive, flexible pricing model with tiered, minutes-based plans that support video business growth, offered alongside storage-based pricing tailored to companies with heavy video usage.

●	A “Playground” designed to provide new users with an engaging and intuitive experience for evaluating Beamr’s services.

Beamr GPU-accelerated, high-quality, and scalable video solutions extend beyond Beamr Cloud to include offerings on our partner cloud platforms, AWS and Oracle Cloud Infrastructure (OCI), private cloud and enterprise-tailored deployments with improved security and privacy, and on-premises deployments.

Strengthening the Beamr Team

To support our expanding research and development, sales and marketing initiatives, we hired six new team members across our offices in Herzliya, Serbia and the US, during Q1 2025 and early Q2 2025. New hires include engineers, a product growth lead, and directors of sales.

Financial highlights*

During the three month period ended March 31, 2025, we generated approximately $0.63M in revenue, compared with $0.41M in the three months ended March 31, 2024, representing a 55% year over year increase, which was primarily attributable to the earlier recognition of a significant legacy license renewal in Q1-2025 that was previously renewed in Q2-2024. Our balance sheet remains strong with $15.2M of cash and cash equivalents, as of March 31, 2025.

The first quarter of 2025 marked a strong start to the year, with multiple opportunities to present our vision and showcase our technology and solutions to hundreds of professionals and executives in the video industry across multiple verticals. We continue to see growing interest in our offerings, highlighting both rising demand and expanding market validation. Notably, we believe that increased engagement from larger industry players signals a promising outlook for the company’s business development in the months ahead. We remain focused on implementing our vision and believe that Beamr will continue to capitalize on the significant validation that we have been creating as we convert prospects in the sales funnel into significant revenue growth in the coming quarters.

Respectfully,

Sharon Carmel

Chief Executive Officer, Beamr Imaging Ltd.

About Beamr

Beamr (Nasdaq: BMR) is a world leader in content-adaptive video optimization, trusted by top media companies, including Netflix and Paramount. Beamr’s perceptual optimization technology (CABR) is backed by 53 patents and an Emmy® Award for Technology and Engineering winner. The innovative technology reduces video file size by up to 50% while guaranteeing quality.

Beamr Cloud is a high-performance, GPU-accelerated video optimization and modernization service designed for businesses and video professionals across diverse industries. It is conveniently available to Amazon Web Services (AWS) and Oracle Cloud Infrastructure (OCI) customers. Beamr Cloud enables high-performance, cost-effective video modernization to advanced formats, such as AV1, and efficient AI-powered enhancements.

For more details, please visit www.beamr.com or the investors’ website www.investors.beamr.com

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. Forward-looking statements in this communication may include, among other things, statements about Beamr’s strategic and business plans, technology, relationships, objectives and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition, including its expectations for significant revenue growth in 2025. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on the Company’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 4, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of the date hereof and the Company undertakes no duty to update such information except as required under applicable law.

Investor Contact:

investorrelations@beamr.com

*	This unaudited preliminary financial information regarding our revenues for the three months and quarter ended March 31, 2025, is based upon our estimates and subject to completion of our quarter-end financial results. Moreover, this financial information has been prepared solely on the basis of currently available information by, and is the responsibility of, management. Our independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to such preliminary estimates or the accounting treatment thereof and does not express an opinion or any other form of assurance with respect thereto. This preliminary financial information is not a comprehensive statement of our financial results for this period.

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